# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diamondback Energy, Inc., CIK 0001539838
CUSIP: 25278X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001140361-24-041064
Filed by CIK 0002021141
Persons authorized to receive notices and communications: Hillary H. Holmes, Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas (TX), 77002, (346) 718-6600

## Reporting persons
- SGF FANG Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 101,686,727; sole dispositive power 0; shared dispositive power 101,686,727; aggregate amount beneficially owned 101,686,727 (35.1% of the class)
  Comment: Note to Row 1: On August 13, 2025, in connection with the Reorganization (as defined and described in Item 2(a) hereto), SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. Lyndal Stephens Greth ("Mrs. Stephens Greth") remains the ultimate beneficial owner of the shares.
  
  Note to Row 13: Based upon 289,486,120 shares of Company Common Stock outstanding as of August 1, 2025, as disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 6, 2025.
- Greth Lyndal (CIK 0002021141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 101,686,727; sole dispositive power 0; shared dispositive power 101,686,727; aggregate amount beneficially owned 101,686,727 (35.1% of the class)
  Comment: Note to Rows 8, 10, and 11: Following the Reorganization, these figures consist of 101,686,727 shares of Company Common Stock held directly by SGF FANG Holdings, LP, which is ultimately controlled by Mrs. Stephens Greth. Mrs. Stephens Greth is the ultimate beneficial owner of the shares of Company Common Stock.
  
  Note to Row 13: Based upon 289,486,120 shares of Company Common Stock outstanding as of August 1, 2025, as disclosed by the Company in its Form 10-Q filed with the SEC on August 6, 2025.
- Autry Stephens Management Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: On August 13, 2025, in connection with the Reorganization, SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. Mrs. Stephens Greth remains the ultimate beneficial owner of the shares. The Autry Stephens Management Trust no longer beneficially owns any shares of Company Common Stock following the Reorganization. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- ACS Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: On August 13, 2025, in connection with the Reorganization, SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. Mrs. Stephens Greth remains the ultimate beneficial owner of the shares. ACS Capital Management, LLC no longer beneficially owns any shares of Company Common Stock following the Reorganization. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- ACS Capital Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: On August 13, 2025, in connection with the Reorganization, SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. Mrs. Stephens Greth remains the ultimate beneficial owner of the shares. ACS Capital Holdings, LP no longer beneficially owns any shares of Company Common Stock following the Reorganization. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- Endeavor Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: On August 13, 2025, in connection with the Reorganization, SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. Mrs. Stephens Greth remains the ultimate beneficial owner of the shares. Endeavor Manager, LLC no longer beneficially owns any shares of Company Common Stock following the Reorganization. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- Stephens Family Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: The Stephens Family Trust is not the record holder or the ultimate beneficial owner of any shares of Company Common Stock. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- Stephens Family Trust #2: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: The Stephens Family Trust #2 is not the record holder or the ultimate beneficial owner of any shares of Company Common Stock. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- SFT Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: SFT Management, LLC is not the record holder or the ultimate beneficial owner of any shares of Company Common Stock. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- SFT 1 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: SFT 1 Holdings, LLC is not the record holder or the ultimate beneficial owner of any shares of Company Common Stock. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.
- SFT 2 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 1: SFT 2 Holdings, LLC is not the record holder or the ultimate beneficial owner of any shares of Company Common Stock. Accordingly, it has exited the Section 13(d) reporting scheme and will no longer be a Reporting Person on this Schedule 13D going forward.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Diamondback Energy, Inc.
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Comment: This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the SEC on September 13, 2024, as amended on September 24, 2024 (the "Schedule 13D"), by the Reporting Persons (as defined below) with respect to shares of Company Common Stock. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in full.

This Schedule 13D is being filed by: SGF FANG Holdings, LP, a Delaware limited partnership; Mrs. Stephens Greth, a United States citizen; the Autry Stephens Management Trust, a Texas trust; ACS Capital Management, LLC, a Delaware limited liability company; ACS Capital Holdings, LP, a Texas limited partnership; Endeavor Manager, LLC, a Texas limited liability company; the Stephens Family Trust, a Delaware trust; the Stephens Family Trust #2, a Delaware trust; SFT Management, LLC, a Delaware limited liability company; SFT 1 Holdings, LLC, a Delaware limited liability company; and SFT 2 Holdings, LLC, a Delaware limited liability company (collectively, the "Reporting Persons").

On August 13, 2025, in connection with an internal reorganization among entities controlled by Mrs. Stephens Greth that streamlined Mrs. Stephens Greth's share ownership structure (the "Reorganization"), SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. The Reorganization solely changes the form of ownership of the ultimate beneficial owner, and Mrs. Stephens Greth remains the ultimate beneficial owner of the shares.

The Autry Stephens Management Trust, ACS Capital Management, LLC, ACS Capital Holdings, LP and Endeavor Manager, LLC no longer beneficially own any shares of Company Common Stock following the Reorganization. Accordingly, they have exited the Section 13(d) reporting scheme and will no longer be Reporting Persons on this Schedule 13D going forward.

The Stephens Family Trust, the Stephens Family Trust #2, SFT 1 Holdings, LLC, SFT 2 Holdings, LLC and SFT Management, LLC are not the record holders or the ultimate beneficial owners of any shares of Company Common Stock. Accordingly, they have exited the Section 13(d) reporting scheme and will no longer be Reporting Persons on this Schedule 13D going forward.
Residence or business address:
Item 2(b) is hereby amended and restated in full.

The principal business address of each of the Reporting Persons is 8111 Douglas Avenue, Suite 1200, Dallas, Texas 75225.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in full.

Mrs. Stephens Greth is the ultimate beneficial owner of the shares of Company Common Stock held of record by SGF FANG Holdings, LP and indirectly controls SGF Capital, LLC, its general partner.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to delete the third paragraph in full and replace it with the following:

The Endeavor Stockholders have nominated four directors to the Company's board of directors, in accordance with their rights under the Stockholders Agreement.

Item 4 is hereby further amended and supplemented to add the following:

On August 13, 2025, in connection with the Reorganization, SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. Mrs. Stephens Greth remains the ultimate beneficial owner of the shares of Company Common Stock, and the Reorganization results in no change in her beneficial ownership. Rather, it is a change in the form of beneficial ownership.

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 2(a) is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

On August 13, 2025, as part of the Reorganization, SGF FANG Holdings, LP became the record holder of 101,686,727 shares of Company Common Stock. The Reorganization involved transfers of shares of Company Common Stock between entities under the common control of Mrs. Stephens Greth. Mrs. Stephens Greth remains the ultimate beneficial owner of the shares. See Rule 16a-13.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by adding the following:

99.1 Joint Filing Agreement (filed herewith).

99.2 Power of Attorney (filed herewith).

## Signatures
- SGF FANG Holdings, LP: By: SGF Capital, LLC, its general partner /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- Greth Lyndal: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- Autry Stephens Management Trust: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- ACS Capital Management, LLC: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- ACS Capital Holdings, LP: By: ACS Capital Management, LLC, its general partner /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- Endeavor Manager, LLC: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- Stephens Family Trust: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- Stephens Family Trust #2: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- SFT Management, LLC: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- SFT 1 Holdings, LLC: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)
- SFT 2 Holdings, LLC: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (08/15/2025)